NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 13, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 02, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Meredith Corporation and Gray Hawkeye Stations, Inc., a wholly-owned subsidiary of Gray Television, Inc. became effective on December 01, 2021, immediately after Meredith Corporation completed the distribution to its shareholders of all the shares of Meredith Holdings Corporation, a direct, wholly-owned subsidiary. Each share of Meredith Corporation Common Stock was exchanged for $16.99. Each share of Meredith Holdings Corporation Common Stock was exchanged for $42.18 following the completion of the merger between Meredith Holdings Corporation and Dotdash. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 02, 2021.